Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Sanchez Energy Corporation:

We consent to the incorporation by reference in the registration statement (No. 333-210319) on Form S-3, (No. 333-196653) on Form S-3ASR and (Nos. 333-212733, 333-208863 and 333-193017) on Form S-8 of Sanchez Energy Corporation of our reports dated February 27, 2017, with respect to the consolidated balance sheets of Sanchez Energy Corporation as of December 31, 2016 and 2015, and the related consolidated statements of operations, stockholders’ equity (deficit) and cash flows for each of the years in the two-year period ended December 31, 2016, and the effectiveness of internal control over financial reporting as of December 31, 2016, which reports appears in the December 31, 2016 annual report on Form 10‑K of Sanchez Energy Corporation.

/s/ KPMG LLP

Houston, Texas

February 27, 2017